Exhibit (a)(5)(O)

[VIRBAC LOGO]


                              FOR IMMEDIATE RELEASE


   VIRBAC S.A. SUCCESSFULLY COMPLETES CASH TENDER OFFER FOR VIRBAC CORPORATION

Carros, France, and Fort Worth, Texas - November 1, 2006

Virbac S.A. (Euronext - Compartiment B / Code ISIN: FR0000031577) and Virbac Corporation (Nasdaq - VBAC) announced today that Labogroup Holding, Inc., an indirect wholly owned subsidiary of Virbac S.A. ("Labogroup"), has successfully completed its cash tender offer for the shares (the "Shares") of common stock, par value $.01 per share, of Virbac Corporation, other than Shares already owned by Virbac S.A., Labogroup and their subsidiaries. Virbac S.A. and Labogroup and their subsidiaries now hold approximately 97.2% of the Shares of Virbac Corporation.

The offer and withdrawal rights expired at midnight, New York City time, on Tuesday, October 31, 2006, and Labogroup has accepted for payment commencing on or about November 3, 2006 all Shares tendered. According to the report of the depositary for the tender offer, Labogroup acquired approximately 8,406,393 Shares (including guaranteed deliveries) pursuant to the tender offer.

Virbac S.A. expects to acquire the remaining Shares through a short-form merger. Following the merger, detailed instructions will be mailed outlining the steps that Virbac Corporation stockholders who did not tender their Shares must take in order to obtain payment or exercise appraisal rights. After completion of the merger, Virbac Corporation will be an indirect wholly owned subsidiary of Virbac S.A.

Virbac Corporation will deliver notices to the United States Securities and Exchange Commission requesting the deregistration of Virbac Corporation common stock and to the Nasdaq Stock Market requesting the delisting of Virbac Corporation common stock and will complete the short-form merger as described in the Offer to Purchase.

BMO Capital Markets Corp. is acting as financial advisor to Virbac S.A. and is also acting as dealer manager for the Offer. Baker & McKenzie LLP is providing legal counsel to Virbac S.A.

Houlihan Lokey Howard & Zukin is acting as financial advisor and Latham & Watkins LLP is providing legal counsel to the Special Committee of Virbac Corporation.

ABOUT VIRBAC S.A.:

Founded in 1968 and located in Carros, France, nearby Nice, Virbac S.A. is a global pharmaceutical company dedicated exclusively to animal health. It ranks 9th among veterinary companies worldwide. Its large range of biological and pharmaceutical products offers treatment and prevention for companion and food producing animals main pathologies. Virbac products are sold in more than 100 countries and through 24 foreign subsidiaries; the Group employs 2,500 people worldwide. Virbac S.A. has been listed on the Paris stock exchange (now Euronext
(R)) since 1985.

This press release is available on Virbac S.A.'s website at www.virbac.com, and on the website of the AUTORITE DES MARCHES FINANCIERS at www.amf-france.org.

ABOUT VIRBAC CORPORATION:

Virbac Corporation, located in Fort Worth, Texas, markets leading veterinary products under the brand names of Soloxine(R), C.E.T.(R) Home Dental Care, the Allerderm line of dermatology products, IVERHART(R) PLUS Flavored Chewables, and Preventic(R). For more information on Virbac Corporation and its products, please visit www.virbaccorp.com.

DISCLAIMERS

No communication or information relating to the Offer may be distributed to the public in any jurisdiction in which a registration or approval requirement applies other than the United States of America. No action has been (or will be) taken in any jurisdiction where such action would be required outside of the United States of America in order to permit a public offer. The Offer and the acceptance of the Offer may be subject to legal restrictions in certain jurisdictions. Virbac S.A. assumes no responsibility for any violation of such restrictions by any person.

This press release, including any information included or incorporated by reference in this press release, contains "forward-looking statements" concerning Virbac S.A. and Virbac Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as "may," "will," "should," "expect," "scheduled," "plan," "seek," "intend," "anticipate," "believe," "estimate," "aim," "potential," or "continue" or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.

This document does not constitute, or form part of, a tender offer in France for a class of equity securities of Virbac Corporation or an offer or invitation to purchase any Virbac S.A. rights and shares and neither it nor part of it shall form the basis of, or be relied upon in connection with, any contract or commitment whatsoever.

                     VIRBAC: PASSIONATE ABOUT ANIMAL HEALTH

               Euronext - Compartiment B / code ISIN: FR0000031577
                   Corporate Finance: Phone: 33 4 92 08 71 32
              E-mail: finances@virbac.fr - Website: www.virbac.com

                      VIRBAC S.A. CONTACT: MICHEL GARAUDET
                             CHIEF FINANCIAL OFFICER

                 VIRBAC CORPORATION CONTACT: MS. JEAN M. NELSON
              EXECUTIVE VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER
                                 1- 817-831-5030




                                       3